Exhibit 99.1

Shanda Games Appoints New Chief Financial Officer

SHANGHAI, April 21, 2015 -- Shanda Games Limited (NASDAQ: GAME, “Shanda Games” or the “Company”), a leading online game developer, operator and publisher in China, today announced the resignation of Richard Wei as Chief Financial Officer and appointment of Li Yao as new Chief Financial Officer.

Mr. Yao has served as our director since March 2013. Mr. Yao has served as Shanda Interactive’s senior vice president and head of finance since June 2013 and as a director of Actoz since March 2013. Previously, Mr. Yao served as a vice president and the head of finance of Shanda Interactive from November 2007 to June 2013, as a director and the chief financial officer of Actoz from March 2008 to March 2012 and from March 2008 to July 2011, respectively, and as the chief finance officer of Ku6 Media Co., Ltd. from October 2009 to September 2010. Prior to joining Shanda Interactive, Mr. Yao worked at KPMG for over 11 years. Mr. Yao graduated from the College of International Business and Management of Shanghai University with a finance major and an executive master of business administration degree from Fudan University. Mr. Yao is a member of the Institute of Certified Public Accountants of the PRC.

Mr. Wei will commence the handover of his job responsibilities to Mr. Yao and complete the transition by July 15, 2015.